June 21, 2016

Via EDGAR

Marianne Dobelbower

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Investment Securities Funds (Invesco Investment Securities Funds)

File Nos. 811-05686 and 033-39519

Dear Ms. Dobelbower:

Below are responses to your comments, which we received on June 9, 2016 relating to Post-Effective Amendment No. 71 (the “Amendment”) to the AIM Investment Securities Funds’ (Invesco Investment Securities Funds’) (the Registrant’s) registration statement on Form N-1A The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective June 28, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Class B, C, Invesco Cash Reserve, Investor, R, R5, Y, AX, BX and CX Shares of Invesco Money Market Fund (Invesco Government Money Market Fund, effective June 28, 2016) (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

1.	Comment: Please clarify supplementally why the “Management Fees” and “Other Expenses” in the fee table have been restated.

Response: The management fee has been restated to reflect changes to the advisory fee rate schedule that was effective June 1, 2016. Other expenses have been restated to reflect changes to the administrative services agreement that was effective June 1, 2016. These changes also were disclosed to shareholders via a supplement filed on April 1, 2016.

2.	Comment: With respect to Liquidity Risk, please confirm if this is a principal risk of the Fund.

Response: Liquidity Risk is not a principal risk of the Fund and therefore has been deleted from the prospectuses.

3.	Comment: In the “Adviser Compensation” section of the prospectuses, please modify or clarify that the Adviser received compensation from the predecessor fund during the fiscal year ended February 29, 2016.

Response: The Fund respectfully declines to add the disclosure. The date and information of the repositioning is disclosed in the Performance section of the prospectuses. Additionally, the period in which the compensation is earned is reflected in the Adviser Compensation section. Finally, such information neither is required disclosure under the federal securities laws nor is it suggested by SEC guidance.

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6301, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Elizabeth Nelson
Elizabeth Nelson
Assistant General Counsel

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